

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Via E-mail
Mr. Richard Bachman
President and Chief Executive Officer
Dakota Territory Resource Corp
10580 N. McCarran Blvd.
Building 115-208
Reno, Nevada 89503

> **Re: Dakota Territory Resource Corp**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **File No. 000-50191**

Dear Mr. Bachman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ John Reynolds

     John Reynolds
     Assistant Director